Exhibit 99.1

Autohome Inc. Announces Board Changes

BEIJING, June 24, 2020 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), the leading online destination for automobile consumers in China, today announced that Dr. Jing Xiao has been appointed as a director on the board of directors of the Company (the “Board”) and a member of the nominating and corporate governance committee of the Board. Ms. Han Qiu has resigned from the Board, effective as of June 24, 2020.

Dr. Jing Xiao is the Group Chief Scientist of Ping An Insurance (Group) Company of China, Ltd. (“Ping An”), leading Ping An’s research and development work in the AI-related technologies and their applications in the areas of finance, healthcare, and smart-city. Before joining Ping An, Dr. Xiao worked as Principal Applied Scientist Lead in Microsoft Corp. (NASDAQ: MSFT) and Manager of Algorithm Group in Epson Research and Development, Inc. He has a long career in research and development in artificial intelligence and related fields, which began in 1995, covering a broad range of application areas such as healthcare, autonomous driving, three-dimensional (3D) printing and display, biometrics, web search, and finance. Dr. Xiao received his Ph.D. degree from the School of Computer Science, Carnegie Mellon University, and has published over 90 academic papers and owns over 100 U.S. patents.

Mr. Min Lu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “On behalf of the Board, I would like to thank Ms. Han Qiu for her services to Autohome. We wish her the best in her future endeavors. At the same time, we warmly welcome Dr. Jing Xiao to the Board and are confident that he will be a valuable asset to the Board and the Company.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

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